FSB COMMUNITY BANKSHARES, INC.
                                 45 Main Street
                            Fairport, New York 14450

May 10, 2007

VIA FACSIMILE AND EDGAR
------------------------
(202) 772-9216

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

         Re: FSB Community Bankshares, Inc.
             Registration Statement on Form SB-2 (Registration Number 333-141350) Request for Acceleration of Effectiveness
             ---------------------------------------------------------

Ladies and Gentlemen:

     FSB Community Bankshares, Inc., a federal corporation (the "Company"), hereby requests that the Company's Registration Statement on Form SB-2 be declared effective on May 14, 2007 at 12:00 noon, or as soon thereafter as is practicable.

     The Company hereby acknowledges that:

     o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     o the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                            Very truly yours,


                                            /s/ Dana C. Gavenda
                                            ----------------------------------
                                            Dana C. Gavenda
                                            Chief Executive Officer
                                            (Duly Authorized Representative)